Founded in 1852 by Sidney Davy Miller Brad B. Arbuckle TEL (248) 267-3283 FAX (248) 879-2001 E-MAIL arbuckle@millercanfield.com	Miller, Canfield, Paddock and Stone, P.L.C. 840 West Long Lake Road, Suite 200 Troy, Michigan 48098 TEL (248) 879-2000 FAX (248) 879-2001 www.millercanfield.com
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December 28, 2009

Ms. Tia Jenkins
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Sandston Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 27, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Filed August 10, 2009
File No. 001-15481

Dear Ms. Jenkins:

On behalf of Sandston Corporation, we are writing in response to your letter dated November 13, 2009.  Sandston Corporation has instructed us to provide you with the responses set forth below with respect to your comments of November 13, 2009.  For ease of reference, each of your comments has been repeated below in italics.  Each comment is followed by Sandston Corporation’s response, and we refer  to each of your comments by the number assigned to it by you.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A(T) — Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 15

1.
We note your statement that you have adopted and maintain “disclosure controls and procedures … that are designed to provide reasonable assurance that the information required to be disclosed in the reports [you] file with the Securities and Exchange Commission is collected and then processed, summarized and disclosed within the time periods specified in the rules of the Securities and Exchange Commission.” Please confirm in future Exchange Act filings you will revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

Tia Jenkins	-2-	December 28, 2009

In future Exchange Act filings Sandston Corporation will revise its disclosure to state clearly that its principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, Sandston Corporation may remove the reference to the level of assurance of its disclosure controls and procedures.

2.
In connection with the previous comment, it appears that a partial definition of disclosure controls and procedures was provided. Please confirm in future Exchange Act filings you will revise to remove the partial definition or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.

In future Exchange Act filings Sandston Corporation will either revise its disclosure to remove the partial definition or will revise its disclosure to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.

Form l0-Q for Fiscal Quarter Ended March 31, 2009 and

Form 10-Q for Fiscal Quarter Ended June 30 2009

Item 4 — Controls and Procedures

Evaluation of Disclosure Controls and Procedures

3.
We note your disclosure that your disclosure controls and procedures “are effective to ensure that the information required to be disclosed in [y]our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the requisite time periods.”  Please confirm in future Exchange Act filings you will revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.  Refer to Exchange Act Rule 13a-15(e).

In future Exchange Act filings Sandston Corporation will revise its disclosure to clarify that its officers concluded that its disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

Tia Jenkins	-3-	December 28, 2009

Exhibit 31 —  Section 302 Certifications

4.	We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

•	Reference to your “report” was replaced with “quarterly report” in paragraphs two and three
•	Reference to Sandston Corporation was made in place of using “the registrant” in paragraphs three, four, and five.
•	Reference should be made to “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).

Please confirm in future Exchange Act filings you will revise your certifications to address each of the matters noted above.

In future Exchange Act filings Sandston will revise its certifications to address each of the matters noted above and to comply with the language required by Item 601(31) of Regulation S-K.

In connection with the foregoing responses to your comments, enclosed with this letter is a written statement from Sandston Corporation acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sandston Corporation understands that the Division of Enforcement has access to all information it provides to the staff of the Division of Corporation Finance in the staff’s review of its filing or in response to the Staff’s comments on its filing.

MILLER, CANFIELD, PADDOCK and STONE, p.l.c.

Tia Jenkins	-4-	December 28, 2009

If you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

Miller, Canfield, Paddock and Stone, p.l.c.

By:	/s/ Brad B. Arbuckle
Brad B. Arbuckle

DISCLOSURE UNDER TREASURY CIRCULAR 230:  The United States Federal tax advice contained in this document and its attachments, if any, may not be used or referred to in the promoting, marketing or recommending of any entity, investment plan or arrangement, nor is such advice intended or written to be used, and may not be used, by a taxpayer for the purpose of avoiding Federal tax penalties.  Advice that complies with Treasury Circular 230’s “covered opinion” requirements (and thus, may be relied on to avoid tax penalties) may be obtained by contacting the author of this document.

SANDSTON CORPORATION
40950 WOODWARD AVENUE
SUITE 304
BLOOMFIELD HILLS, MICHIGAN 48304
Telephone:  (248) 723-3007

Ms. Tia Jenkins
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Sandston Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 27, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Filed August 10, 2009
File No. 001-15481

Dear Ms. Jenkins:

On behalf of Sandston Corporation (the “company”), and in connection with your letter dated November 13, 2009, please be advised that Sandston Corporation acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sandston Corporation understands that the Division of Enforcement has access to all information it provides to the staff of the Division of Corporation Finance in the staff’s review of its filing or in response to the Staff’s comments on its filing.

If you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

Sandston Corporation

By:	/s/ Daniel Dorman
Daniel Dorman